FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month September, 2006

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -                      .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Intimation to the Bombay Stock Exchange and the National Stock Exchange of India under Clause 36 of the Listing Agreement in response to the announcements of Reliance Communications Limited.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 17, 2005. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

	By:	/s/ Rajiv Dhar
	Name:	Rajiv Dhar
September 19, 2006	Title:	Chief Financial Officer

Exhibit 1

Satish Ranade

Company Secretary &

Chief Legal Officer

HQ/CS/CL.24.B/12159

19 September 2006

The Stock Exchange, Mumbai Rotunda Building, 1st Floor, Mumbai Samachar Marg, Mumbai – 400001.	National Stock Exchange of India Limited, “Exchange Plaza”, Bandra-Kurla Complex, Bandra (East), Mumbai – 400051.

Sirs,

Re: Response under clause 36 of the Listing agreement to the RCOM announcements dated

30 August 2006 and 14 September 2006.

This is in reference to the announcement by Reliance Communications Ltd. (RCOM) with respect to the ICC Arbitration Award published on the Corporate Announcement segment on the website of your exchange on 30 August 2006 and 14 September 2006. Since, the said announcements contain false and disparaging imputations against VSNL; we have to bring to your notice and to the notice of investors as below:

1.	We note that the announcements contain false and disparaging imputations against VSNL, not justified or supported by any facts. Allegations of monopolistic and anti competitive practices by VSNL indicates clear malafide on the part of FLAG Telecom / RCOM under the guise of a corporate announcement to prejudice and harm the reputation of VSNL.

2.	Repeated statements by FLAG through its holding company, RCOM that VSNL was acting or engaging in alleged monopolistic and anti competitive practices appear to have been made with sole intent to bring disrepute to VSNL. The allegation that ultimate users of international capacity will be harmed due to exorbitant prices is patently false and only made to create the facade of public concern.

3.	Further, the allegation that VSNL was in violation of its commitment is incorrect. VSNL has been fully compliant with its obligation to perform the award. As a matter of New York law, which governs the terms of the Construction & Maintenance Agreement, Dutch law and international arbitration practice there is no restriction on a party’s fundamental right to challenge an award when arbitrators (in this case by majority as it is not an unanimous award) have exceeded their mandate. The Netherlands Court has already admitted the Writ filed by VSNL. However, the award until it is set aside, is binding on VSNL and VSNL is fully compliant with its obligations. Indeed, VSNL and FLAG are currently liaising for the upgrade of the Mumbai cable landing station by FLAG.

4.	As stated earlier, unwarranted and false statements by FLAG and its surrogate use of the platform of stock exchange through RCOM is clearly with malice and defamatory. We understand that the terms of the Listing Agreement mandate listed companies to furnish certain information to the stock exchange. The unwarranted allegations on VSNL, we believe, glaringly fall out of the mandated information/disclosure requirement stipulated in the Listing Agreement. It is unfortunate and undesirable that one listed company is propagating defamatory material against another listed company in this manner.

In the interest of making facts clear to investors, we request your exchange to publish this letter on its website immediately.

Yours faithfully,

For Videsh Sanchar Nigam Limited

Satish Ranade

Copy:

1)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

2)	The Bank of New York. Fax No.2204 49 42.

3)	Sharepro Services. Fax No. 2837 5646.

4)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016.

5)	Mr. Hitendra Patil, Vice President (Operations) Central Depository Services (India) Limited. Fax : 2267 3199.

6)	Mr. Harish Abhichandani, GM (F) for SEC information requirements.